                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                         For the month of January, 2005
                         Commission File Number 0-50822

                       NORTHWESTERN MINERAL VENTURES INC.
                 (Translation of Registrant's name into English)

         36 Toronto Street, Suite 1000, Toronto, Ontario M5C 2C5 Canada
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F  X              Form 40-F
                                     ---                       ---

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                                     ---------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.

                           Yes                              No  X
                              ---                              ---

This Form 6-K consists of:

"Northwestern Mineral Ventures Inc. (TSX-V: NWT; OTCBB:NWTMF; Frankfurt:NMV) is
pleased to announce that it has completed, subject to the approval of the TSX
Venture Exchange, a non-brokered private placement to raise gross proceeds of approximately CDN $500,000.

Northwestern issued today 666,667 units ("Units") at a price of CDN$0.75 per
Unit. Each Unit consists of one common share and one common share purchase warrant (a "Warrant") exercisable at a price of CDN$0.93 until July 27, 2006.

The Units will be subject to resale restrictions until May 28, 2005.

The proceeds of this private placement will be used by Northwestern for working capital and to fund its ongoing exploration programs."

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          Northwestern Mineral Ventures Inc.

                                          By: /s/ Kabir Ahmed
                                              ---------------
                                              Kabir Ahmed
                                              President

Date: January 27, 2005